Thompson Investment Management, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

October 27, 2009

Thompson Plumb Funds, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717
Attn:  Board of Directors

Re:  Expense Reimbursement and Fee Waiver Commitment

Ladies and Gentlemen:

This is to confirm the commitment of Thompson Investment Management, Inc., as investment adviser to the Thompson Plumb Bond Fund, to waive fees and/or reimburse expenses from April 1, 2010 through March 31, 2011 so that the annual operating expenses of the Bond Fund do not exceed 0.80% of average daily net assets.

Very truly yours,

Thompson Investment Management, Inc.

By:  /s/ John W. Thompson

Title:  President